Exhibit 99.1

iKang Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, August 31, 2015 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that its board of directors (the “Board”) has received a non-binding proposal letter, dated August 31, 2015, from Mr. Ligang Zhang (“Mr. Zhang”), founder, chairman and chief executive officer of iKang and certain of his affiliated entities, and FV Investment Holdings (“FountainVest”, together with Mr. Zhang and his affiliated entities, the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding Class A common shares (“Shares”) and American depositary shares (“ADSs”, each representing ½ Share) of the Company not already owned by the Buyer Group for US$17.80 in cash per American depositary share of the Company (“ADS”), which represents a premium of 10.8% to the closing trading price of the Company’s ADSs on August 28, 2015, and a premium of 18.0% and 9.7% to the volume-weighted average closing price of the Company’s ADSs during the last 7 and 30 trading days, respectively.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board intends to form a special committee consisting of independent directors to consider this proposal.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of August 24, 2015, iKang’s nationwide network consisted of 77(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. For additional information on important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 6688
Email: IR@iKang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com

Annex A

August 31, 2015

The Board of Directors

iKang Healthcare Group, Inc.

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

Mr. Ligang Zhang (“Mr. Zhang”), Founder, Chairman of the Board of Directors (the “Board”), and Chief Executive Officer of iKang Healthcare Group, Inc. (the “Company”) and certain of his affiliated entities, and FV Investment Holdings (“FountainVest”, together with Mr. Zhang and his affiliated entities, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A common shares (the “Shares”) and American depositary shares (“ADSs”, each representing ½ Share) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”).  Our proposed purchase price is US$17.80 per ADS in cash.  The Buyer Group currently beneficially owns approximately 12.6% of all the issued and outstanding Shares of the Company, which represent approximately 34.5% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company’s shareholders.  This price represents a premium of 10.8% to the closing price of the Company’s ADSs on August 28, 2015 and a premium of 18.0% and 9.7% to the volume-weighted average closing price of the Company’s ADSs during the last 7 and 30 trading days, respectively.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition outlined in this letter.

1.              Buyer Group. Members of the Buyer Group have entered into a consortium agreement dated as of the date hereof, pursuant to which members of the Buyer Group agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.              Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$17.80 per ADS, or US$35.60 per Share (the “Offer Price”), in cash.

3.              Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital.  Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted to the Buyer Group.  Debt financing is expected to be provided by loans from third party financial institutions.  We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.              Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the Board of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.              Definitive Agreement. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transaction of this type.

6.              Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal.  We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.              Process. We believe that the Acquisition will provide value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

9.              About FountainVest. FountainVest Partners is a leading China-focused private equity firm.  FountainVest’s investments are long term oriented, and targets high growth industry leaders in China in the healthcare, consumer, media and technology, and other sectors. FountainVest works closely with management teams to create value in the areas of strategy, operations, finance, industry consolidation and governance.

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In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

/s/LIGANG ZHANG

TIME INTELLIGENT FINANCE LIMITED

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Title:

SHANGHAIMED, INC.

By:	/s/
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Title:

FV INVESTMENT HOLDINGS

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Name:
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